Exhibit 99.1

Zepp Health Corporation Reports Second Quarter 2023 Unaudited Financial Results

AMSTERDAM, August 21, 2023 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of RMB0.65 billion (US$89.4 million); a basic and diluted net loss per share of RMB0.29 (US$0.04); and a basic and diluted net loss per ADS of RMB1.15 (US$0.16) for the second quarter ended June 30, 2023. Each ADS represents four Class A ordinary shares.

“In the second quarter of 2023, we were delighted to witness our strategic transformation from a company heavily reliant on a single customer for revenue to becoming a self-reliant, global smart wearable and healthcare solution provider yielding early success, as our self-branded products contributed 68% of our top line and 85% of our total gross profit. The increased mix of our margin-accretive self-branded products, together with our optimized retail channels, drove our overall gross margin to 22.0%, reaching the highest level since the second quarter of 2021. Our Amazfit brand’s gross margin percentage experienced a remarkable 51% increase year-over-year, which demonstrated the strength and resilience of the brand.” said Mr. Wayne Wang Huang, Chairman and CEO of Zepp. “With unwavering commitment to enhancing user experiences, expanding our offerings and fostering a thriving user community, we anticipate sustained quarter-over-quarter revenue growth on self-branded products in the third quarter, fueled by the launch of new products.”

“During the second quarter, we leveraged on AI technology and our integrated supply chain to expand our product portfolio and enhance existing product lines with intelligent features. Notably, we introduced Amazfit Cheetah, our dedicated running smartwatch series, featuring AI Chat for personalized coach-to-athlete interactions and industry-leading GPS technology. Looking ahead, we remain committed to refining our AI-powered products and services, solidifying our global reputation for excellence and affordability in all markets. As post-pandemic opportunities arise, we are confident that our dedication to innovation and customer satisfaction will fuel our trajectory of success in the smart wearable and healthcare industry.”

Mr. Leon Deng, Zepp’s Chief Financial Officer, added, “Our second quarter revenues came within our guidance range at RMB648.3 million, down by 41.5% year-over-year due to lower Mi Band sales. Nevertheless, our self-branded sales showed resilient recovery, achieving a 12.7% sequential growth during the second quarter, and a mild decline of 7.3% versus last year.”

“Moreover, we delivered on our quarterly expenses run rate target and successfully reduced our GAAP and non-GAAP operating expenses to RMB215 million and RMB204 million, respectively, thanks to our continued ROI-oriented expenses management strategies across supply chain, R&D, products and marketing. our operating loss for the second quarter shrank to RMB72.4 million as a result of higher self-branded products gross margin and tighter expenses control, compared with RMB110.6 million loss in the same quarter last year. Meanwhile, our inventory has decreased to RMB743 million, reaching the lowest level in three years.

We have managed to maintain a positive operating cash flow, which we utilize to reduce the Company’s debt level accordingly. Going forward, we will persist with our prudent stance towards expenses, while investing responsibly with great discipline in research and development and marketing activities to reinforce our long-term position. We are optimistic about returning to profitability in the near future.”

Second Quarter 2023 Financial Summary

	For the Three Months Ended		For the Six Months Ended
Number in millions, except for percentages and per- share/ADS amounts	June 30, 2023	June 30, 2022[1]	June 30, 2023	June 30, 2022[1]
Revenue RMB	648.3	1,108.3	1,293.5	1,865.3
Revenue US$	89.4	165.5	178.4	278.5
Gross margin	22.0%	17.9%	19.0%	18.8%
Net (loss)/income attributable to Zepp Health Corporation RMB	(69.9)	(106.9)	(206.7)	(195.7)
Adjusted net (loss)/income attributable to Zepp Health Corporation RMB[2]	(59.2)	(94.4)	(172.0)	(170.0)
Diluted net (loss)/income per share RMB	(0.29)	(0.44)	(0.85)	(0.79)
Diluted net (loss)/income per ADS US$	(0.16)	(0.26)	(0.47)	(0.47)
Adjusted diluted net (loss)/income per share RMB[3]	(0.24)	(0.38)	(0.70)	(0.69)
Adjusted diluted net (loss)/income per ADS US$	(0.13)	(0.23)	(0.39)	(0.41)
Units shipped in millions	3.8	6.3	7.3	10.0

Second Quarter 2023 Financial Results

Revenues

Revenues for the second quarter of 2023 reached RMB0.65 billion (US$89.4 million), a decrease by 41.5% from the second quarter of 2022. The decrease in total revenues was mainly due to 67.2% and 7.3% year-over-year decreases in Xiaomi wearable products and our self-branded product sales, respectively.

Total units shipped in the second quarter of 2023 decreased by 39.7% year-over-year to 3.8 million, compared with 6.3 million in the second quarter of 2022. Over 90% of the decrease in total units shipped was due to the decrease in Xiaomi wearable products.

1The US$ numbers in 2022 are referenced with the prior 6-K disclosures, where translations from RMB to US$ are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate on June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board.

2Adjusted net loss attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. The tax effect from the adjustment of the Share-based compensation expenses is nil. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

3Adjusted diluted net loss is the abbreviation of adjusted net loss attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Gross Margin

Gross margin in the second quarter of 2023 was 22.0%, 4.1% higher than the same period of 2022. Despite the inventory clearance efforts, we were able to improve the gross margin for self-branded products, which reached its peak since the third quarter of 2020, by making substantial improvement in the channel and product mix.

Research and Development

Research and development expenses in the second quarter of 2023 were RMB89.3 million, a decrease by 30.8% year-over-year. This comprised 13.8% of revenues, versus 11.6% for the same period in 2022. The decrease was mainly driven by our research projects optimizations. We focus on the products functionality strength on health and sports, and apply strict ROI approach in different projects and resource allocation among different product lines. This realignment contributed to expense savings while maintaining a high level of productivity. We are committed to make adequate investments in research and development while seeking opportunities to optimize productivity and pave the way for the Company’s sustainable growth.

Selling and Marketing

Selling and marketing expenses in the second quarter of 2023 were RMB71.6 million, a decrease by 33.9% year-over-year. This reduction can be attributed to a series of expense efficiency improvement measures that we have implemented since last year. These measures include streamlining retail channels and optimizing personnel allocation in various sales regions. These allowed us to operate more efficiently while maintaining an active market presence. We will continue to invest strategically in our brand, adopting an ROI-based marketing strategy to ensure its ongoing growth and success.

General and Administrative

General and administrative expenses were RMB54.1 million in the second quarter of 2023, a decrease by 24.6% year-over-year. This comprised 8.3% of revenues, compared with 6.5% in the same period in 2022, and was largely attributable to our personnel optimization efforts and strict administrative expense control.

Operating Expenses

Total operating expenses for the second quarter of 2023 were RMB214.9 million, a decrease by 30.4% year-over-year, which accounted for 33.1% of revenues for the period, as compared with 27.9% in the second quarter of 2022. Adjusted operating expenses, which exclude share-based compensation, were RMB204.2 million. They hit a multi-year low record. The Company will continue to scrutinize its expense base and do whatever it takes to achieve the long-term profitability we have targeted on.

Operating Income/(Loss)

Operating loss for the second quarter of 2023 was RMB72.4 million, compared with operating loss of RMB110.6 million for the same period in 2022. The loss was mainly caused by smaller revenue scale. Although revenue showed recovery from quarter over quarter, it could not fully cover fixed operating expenses. The reduced loss was primarily attributed to the improved gross margin and decreased operating expenses. Adjusted operating loss, which excludes share-based compensation, was RMB61.7 million.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the second quarter of 2023 was RMB69.9 million, compared with RMB106.9 million of net loss in the second quarter of 2022. The adjusted net loss attributable to Zepp Health Corporation was RMB59.2 million, compared with RMB94.4 million for the same period of 2022.

Liquidity and Capital Resources

As of June 30, 2023, the Company had cash and cash equivalents and restricted cash of RMB1,064.0 million (US$146.7 million), compared with RMB1,001.5 million as of March 31, 2023 and RMB997.1 million as of June 30, 2022. The increased cash balance was largely from operating activities. In the meantime, we have managed to reduce our debt level, including short-term and long-term bank borrowing balance, by RMB34.3 million in the second quarter.

The Company continued to manage its working capital and inventory efficiently and reduced inventory levels to RMB742.6 million as of June 30, 2023.

Share Repurchase Program Update

The Company announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million through November 2022. On November 21, 2022, the board authorized a 12-month extension of the Company’s share repurchase program. Pursuant to the extended share repurchase program, the Company may repurchase its shares in the form of American depositary shares and/or ordinary shares through November 2023 with an aggregate value equal to the remaining balance under the share repurchase program. As of June 30, 2023, the Company had used US$11.7 million to repurchase 4,143,127 ADSs. The Company expects to fund the repurchases under the extended share repurchase program out of its existing cash balance.

Outlook

For the third quarter of 2023, the Company’s management currently expects net revenues to be between RMB600 million and RMB800 million, compared with RMB1.21 billion in the third quarter of 2022.

This outlook is based on current market conditions and reflects the Company’s current and preliminary estimates of market, operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management team will hold a conference call at 8:30 a.m. Eastern Time on Monday, August 21, 2023 (8:30 p.m. Beijing Time on August 21, 2023) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialling:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial in at least 10 minutes before the scheduled start time and ask to be connected to the call for “Zepp Health Corporation”.

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until August 28, 2023 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	6736760

About Zepp Health Corporation (NYSE: ZEPP)

Zepp changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company’s mission continues to be connecting health with technology. Since its inception in 2013, Zepp has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health. Zepp is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 20 million units in 2022. Zepp Health Corporation is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted operating expenses represent operating expenses excluding share-based compensation expenses. Adjusted operating income/(loss) represents operating income/(loss) excluding share-based compensation expenses. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB7.2513 to US$1.00, the effective noon buying rate on June 30, 2023 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2023, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company’s self-branded products; the Company’s growth strategies; trends and competition in global wearable technology market; changes in the Company’s revenues and certain cost or expense accounting policies; governmental policies relating to the Company’s industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company’s filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	886,632	1,008,921	139,137
Restricted cash	86,708	55,040	7,590
Term deposit	-	5,000	690
Accounts receivable, net	682,103	458,358	63,210
Amounts due from related parties	138,614	185,554	25,589
Inventories, net	1,021,923	742,571	102,405
Short-term investments	34,316	30,882	4,259
Prepaid expenses and other current assets	108,252	125,831	17,353
Total current assets	2,958,548	2,612,157	360,233

Property, plant and equipment, net	100,605	78,727	10,857
Intangible asset, net	123,300	108,971	15,028
Goodwill	66,081	69,474	9,581
Long-term investments	1,686,628	1,694,778	233,721
Deferred tax assets	210,186	258,938	35,709
Amount due from a related party, non-current	6,333	6,746	930
Other non-current assets	50,389	61,466	8,477
Operating lease right-of-use assets	65,573	38,634	5,328
Total assets	5,267,643	4,929,891	679,864

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	456,585	439,891	60,664
Advance from customers	2,133	3,895	537
Amount due to related parties	40,978	32,933	4,542
Accrued expenses and other current liabilities	197,819	150,396	20,741
Income tax payables	2,715	14,926	2,058
Notes payable	456,438	495,457	68,327
Short-term bank borrowings	512,000	221,000	30,477
Total current liabilities	1,668,668	1,358,498	187,346
Deferred tax liabilities	35,552	33,863	4,670
Long-term borrowings	684,210	844,699	116,489
Other non-current liabilities	162,602	163,652	22,569
Non-current operating lease liabilities	31,690	11,597	1,599
Total liabilities	2,582,722	2,412,309	332,673

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2022	2023
	RMB	RMB	US$
Equity
Ordinary shares	162	164	23
Additional paid-in capital	1,690,879	1,725,567	237,967
Treasury stock	(67,163)	(76,905)	(10,606)
Accumulated retained earnings	942,848	736,187	101,525
Accumulated other comprehensive income	105,796	120,549	16,624
Total Zepp Health Corporation shareholders’ equity	2,672,522	2,505,562	345,533
Noncontrolling interests	12,399	12,020	1,658
Total equity	2,684,921	2,517,582	347,191
Total liabilities and equity	5,267,643	4,929,891	679,864

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“US$”)

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Revenues	1,108,288	648,343	89,411
Cost of revenues	(909,945)	(505,801)	(69,753)
Gross profit	198,343	142,542	19,658
Operating expenses:
Selling and marketing	(108,255)	(71,550)	(9,867)
General and administrative	(71,694)	(54,072)	(7,457)
Research and development	(128,991)	(89,293)	(12,314)
Total operating expenses	(308,940)	(214,915)	(29,638)
Operating loss	(110,597)	(72,373)	(9,980)

Other income and expenses:
Interest income	2,148	5,946	820
Interest expense	(14,123)	(12,317)	(1,699)
Other income/(expense), net	2,320	(783)	(108)
Gain/(Loss) from fair value change of long-term investment	(11,398)	3,792	523
Loss before income tax and income from equity method investment	(131,650)	(75,735)	(10,444)
Income tax benefits	13,018	11,612	1,601
Loss before income from equity method investments	(118,632)	(64,123)	(8,843)
Net income/(loss) from equity method investments	11,450	(6,003)	(828)
Net loss	(107,182)	(70,126)	(9,671)
Less: Net loss attributable to noncontrolling interest	(237)	(185)	(26)
Net loss attributable to Zepp Health Corporation	(106,945)	(69,941)	(9,645)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.44)	(0.29)	(0.04)
Diluted loss per ordinary share	(0.44)	(0.29)	(0.04)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(1.74)	(1.15)	(0.16)
ADS – diluted	(1.74)	(1.15)	(0.16)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	245,702,834	243,550,673	243,550,673
Ordinary share – diluted	245,702,834	243,550,673	243,550,673

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Total operating expenses	(308,940)	(214,915)	(29,638)
Share-based compensation expenses[2]	12,589	10,692	1,475
Total adjusted operating expenses	(296,351)	(204,223)	(28,163)

Operating loss	(110,597)	(72,373)	(9,980)
Share-based compensation expenses	12,589	10,692	1,475
Adjusted operating loss	(98,008)	(61,681)	(8,505)

Net loss attributable to Zepp Health Corporation	(106,945)	(69,941)	(9,645)
Share-based compensation expenses	12,589	10,692	1,475
Adjusted net loss attributable to Zepp Health Corporation[2]	(94,356)	(59,249)	(8,170)

Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.38)	(0.24)	(0.03)
Adjusted diluted loss per ordinary share	(0.38)	(0.24)	(0.03)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(1.54)	(0.97)	(0.13)
ADS – diluted	(1.54)	(0.97)	(0.13)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	245,702,834	243,550,673	243,550,673
Ordinary share – diluted	245,702,834	243,550,673	243,550,673

Share-based compensation expenses included are follows:
Selling and marketing	1,297	891	123
General and administrative	5,646	5,161	712
Research and development	5,646	4,640	640
Total	12,589	10,692	1,475

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Revenues	1,865,338	1,293,526	178,385
Cost of revenues	(1,514,755)	(1,048,139)	(144,545)
Gross profit	350,583	245,387	33,840
Operating expenses:
Selling and marketing	(211,360)	(157,528)	(21,724)
General and administrative	(129,855)	(103,973)	(14,339)
Research and development	(275,399)	(207,167)	(28,570)
Total operating expenses	(616,614)	(468,668)	(64,633)
Operating loss	(266,031)	(223,281)	(30,793)

Other income and expenses:
Interest income	4,695	10,079	1,390
Interest expense	(25,793)	(25,635)	(3,535)
Other income/(expense), net	6,065	(2,768)	(382)
Gain from fair value change of long-term investment	40,300	6,919	954
Investment income	-	234	32
Loss before income tax and income from equity method investment	(240,764)	(234,452)	(32,334)
Income tax benefits	29,765	36,346	5,012
Loss before income from equity method investments	(210,999)	(198,106)	(27,322)
Net income/(loss) from equity method investments	14,958	(8,934)	(1,232)
Net loss	(196,041)	(207,040)	(28,554)
Less: Net loss attributable to noncontrolling interest	(371)	(379)	(52)
Net loss attributable to Zepp Health Corporation	(195,670)	(206,661)	(28,502)
Net loss per share attributable to Zepp Health Corporation
Basic loss per ordinary share	(0.79)	(0.85)	(0.12)
Diluted loss per ordinary share	(0.79)	(0.85)	(0.12)

Net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(3.16)	(3.39)	(0.47)
ADS – diluted	(3.16)	(3.39)	(0.47)

Weighted average number of shares used in computing net loss per share
Ordinary share – basic	247,598,751	243,947,113	243,947,113
Ordinary share – diluted	247,598,751	243,947,113	243,947,113

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2022	2023
	RMB	RMB	US$
Total operating expenses	(616,614)	(468,668)	(64,633)
Share-based compensation expenses[2]	25,645	34,684	4,783
Total adjusted operating expenses	(590,969)	(433,984)	(59,850)

Operating loss	(266,031)	(223,281)	(30,793)
Share-based compensation expenses	25,645	34,684	4,783
Adjusted operating loss	(240,386)	(188,597)	(26,010)

Net loss attributable to Zepp Health Corporation	(195,670)	(206,661)	(28,502)
Share-based compensation expenses	25,645	34,684	4,783
Adjusted net loss attributable to Zepp Health Corporation[2]	(170,025)	(171,977)	(23,719)

Adjusted net loss per share attributable to Zepp Health Corporation
Adjusted basic loss per ordinary share	(0.69)	(0.70)	(0.10)
Adjusted diluted loss per ordinary share	(0.69)	(0.70)	(0.10)

Adjusted net loss per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	(2.75)	(2.82)	(0.39)
ADS – diluted	(2.75)	(2.82)	(0.39)

Weighted average number of shares used in computing adjusted net loss per share
Ordinary share – basic	247,598,751	243,947,113	243,947,113
Ordinary share – diluted	247,598,751	243,947,113	243,947,113

Share-based compensation expenses included are follows:
Selling and marketing	2,214	2,046	282
General and administrative	11,872	15,944	2,199
Research and development	11,559	16,694	2,302
Total	25,645	34,684	4,783